Mail Stop 4561   July 3, 2008

By U.S. Mail and Facsimile to: (205) 488-6370

W. Dan Puckett
Chairman and Chief Executive Officer
CapitalSouth Bancorp
2340 Woodcrest Place
Birmingham, AL 35209

Re: CapitalSouth Bancorp
Registration Statement on Form S-1, filed June 11, 2008 (File No. 333-151605)
Form 10-K for the Year Ended December 31, 2007, filed March 31, 2008
Form 10-Q for the Period Ended March 31, 2008, filed May 15, 2008

Dear Mr. Puckett:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

Risk Factors

General

1.   Several of your risk factors make statements that you "can give no assurance" or "no assurance can be provided" that a given event might happen. Revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

2.   Please include a risk factor addressing the risks related to the limits on how many shares of common stock an investor may purchase in the offering as discussed on pages 27-28. Please also disclose whether the same limitations will apply to the standby purchasers.

3.   Noting your disclosure on page v regarding the participation of the company's directors in the offering, please revise to disclose the current subscription intentions of such directors, or, in the alternative, include a risk factor discussion of the risk that the directors are not obligated to subscribe for any shares and may not satisfy the expectations described on page v.

A significant portion of our loan portfolio could become…, page 12

4.   Please revise to quantify and discuss briefly the various categories of loans that comprise the 82% of the company's loan portfolio that have real estate as a component of collateral. In addition, please provide an evaluation of the level of risk associated with each such loan category.

5.   Noting your reference to the "recent real estate market downturn", please discuss how the downturn has affected the particular markets in which the company operates.

Our decisions regarding credit risk could be inaccurate…, page 12

6.   We note the company's ratios of nonperforming assets to total assets and allowance for loan losses to nonperforming loans have undergone substantial changes in recent periods. Please identify such ratios as of a recent date, compare them to the corresponding previous period, discuss the factors contributing to the changes and address the risks related thereto. Please also include a discussion of the company's recent loan loss experience as compared to previous periods.

Regulatory authorities have the authority to impose stringent enforcement…, page 13

7.   Noting the disclosure in your "Recent Developments" section on page 3, please revise this risk factor to address the concerns raised by the Federal Reserve Board and the Alabama State Banking Department related to the company's high level of nonperforming loans, highlighting the risks related thereto. Please also disclose the date the company was notified of such regulatory concerns as well as the date or period covered by such examination. In the alternative, provide an appropriate cross-reference to such a discussion. Please also update the disclosure in this risk factor and the "Recent Developments" section as of the most recent practicable date and briefly discuss any anticipated enforcement actions that may be taken.

Impairment of goodwill or other intangible assets could require…, page 13

8.   Please revise to discuss the goodwill impairment charge recorded by the company in the fourth quarter of 2007, the effects of such charge on net income for 2007 and the risks related to future potential goodwill impairment charges.

Current economic conditions may require us to raise additional…, page 14

9.   Please revise this risk factor to discuss the company's ratio of total capital to risk adjusted assets as of recent date as compared to previous periods and the specific factors that contributed to the change in the ratio over such period. Please also expand your discussion to highlight briefly the specific risks related to falling below the "well capitalized" threshold.

Competition from other financial institutions may adversely…, page 14

10.   The discussion in this risk factor is general in nature and could apply to any regional bank. Please revise to discuss the specific factors that contribute to the competitiveness of the market in which you operate. For example, consider discussing the local competition for deposits and loan originations and the factors that make it challenging for your bank to compete for such business.

Our plans for future expansion and bank acquisitions depend…, page 15

11.   Please address, either here or in a separate risk factor, the company's recent opening of two new full-service banking offices and the risks related to the successful integration of such offices into the company's operations.

The future price of the shares of common stock…, page 16

12.   We note that this risk factor discusses the risks related to price fluctuation and the irrevocable nature of the exercise of a subscription right. Please revise to discuss these distinct risks in separate risk factors. Consider combining the discussion of the risks associated with irrevocability with the related risk factor on page 17 and discussing the company's termination right as a separate risk factor.

Form 10-K for the Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Provision for Loan Losses, page 37

13.   We note you recognized a $3.5 million Provision for loan losses in 2007

compared to $621,000 in 2006 and $914,000 in 2005. For the benefit of the reader, please revise your disclosure to bridge the gap of how you determined the 2007 Provision was appropriate considering the following:

- Nonaccrual loans totaled $13.9 million, when the balance for the previous four years never exceeded $1.7 million;

- Other Real estate owned reached a balance of $3.5 million at December 31, 2007, when the balance for the previous four years never exceeded $508,000.

Asset Quality, page 41

14. You indicate on page 42 that the ratio of your allowance to non-performing assets exceeded 100% during previous four years. However, at December 31, 2007 this ratio was below 60%. Please revise future exchange act filings as well as your Form S-1 to provide the explanation for this trend and how you considered this trend when determining the allowance for loan losses and the provision for the year ended December 31, 2007.

Nonperforming Assets, page 43

15. On page 43 you describe the composition of the $13.9 million of nonaccrual loans at December 31, 2007. Please revise future exchange act filings as well as your Form S-1 to more clearly disclose the underlying causes for the increases in these categories that comprise the nonaccrual loan balance at December 31, 2007. Please revise to discuss any underlying trends or concentrations reflected in this significant increase in nonaccrual loans.

16. You disclose on page 44 that Other Real Estate Owned increased from $508,000 at December 31, 2006 to $3,516,000 at December 31, 2007. Further, your Form 10-Q for the period ended March 31, 2008, discloses a balance of $6,680,134 and transfers to Other Real Estate Owned of $4,452,831 during the three month period. In your future filings, please revise the appropriate sections of your document to specifically disclose how you have considered the underlying trends and conditions of the real estate market in your underwriting standards of originating residential loans.

Financial Statements

Note (7) Goodwill, page 74

17. Please tell us and revise your future filings beginning in your Form 10-Q for the period ended June 30, 2008 to disclose the amount of Goodwill and Identifiable

Intangible Assets allocated to each of your segments as of each balance sheet date presented.

Note (8) Identifiable Intangible Assets, page 74

18.   Please tell us and revise your future filings beginning in your Form 10-Q for the period ended June 30, 2008 to disclose the dates as of which you tested your Identifiable Intangible Assets for impairment under FAS 144. Please tell us whether you performed impairment testing of your Identifiable Intangible Assets as of the same dates you tested your Goodwill. If not, please tell us why you did not believe that the indications that triggered your Goodwill impairment testing would not also indicate that an impairment test should be performed on your Identifiable Intangible Assets.

Form 10-Q for the Period Ended March 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Asset Quality, page 12

19.   Your disclosures on page 13 indicate your annualized net loans charged-off increased from 0.09% at December 31, 2007 to 0.49% at March 31, 2008, however the provision for loan losses decreased. Further, it appears that your nonaccrual loans are increasing much more dramatically than your charge-offs for the last two quarters. Please revise future exchange act filings as well as your Form S-1 to provide an explanation for these trends and how you considered the increase in net-charge offs when determining the allowance for loan losses and the provision for the three months ended March 31, 2008.

20.   On page 14, you state that at March 31, 2008, 94% of the Company's non-performing loans were secured by real estate; however, there does not appear to be any discussion of the average loan to value of such loans. Please revise disclosure in future exchange act filings as well as your Form S-1 to provide the average loan to value of non-performing loans and other loans that are secured by real estate and how you consider such a factor when determining your allowance for loan losses. Revise to quantify the amount of the 94% that are secured by owner-occupied residential mortgages, and discuss the relative riskiness of other types of loans secured by real estate in comparison to owner-occupied residential mortgages.

Provision for Loan Losses, page 19

21.   On page 19, you state that the increase in the provision from March 31, 2007 reflects the increase in nonperforming assets since December 31, 2007 and the

general weakening in the economy. However, this statement does not seem to be relevant to or consistent with the underlying trends as there was an increase in nonperforming assets since December 31, 2007 but a decline in the provision for loan losses from the quarter ended December 31, 2007 to the quarter ended March 31, 2008. Further, it is unclear how this statement is appropriate considering that there was increase in nonperforming assets since December 31, 2007 but a decline in the allowance for loan losses between December 31, 2007 and March 31, 2008. Please revise disclosure in future exchange act filings as well as your Form S-1 to provide a more transparent explanation of the increase in the provision when comparing the three months ended March 2008 to the three months ended March 31, 2007.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Matthew Komar at (202) 551-3781 or Kevin Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Staff Attorney

cc: J. Paul Compton, Jr., Esq.
        Laura P. Washburn, Esq.
        Bradley Arant Rose & White LLP
        One Federal Place
        1819 Fifth Avenue North
        Birmingham, AL 35203